As filed with the U.S. Securities and Exchange Commission on August 31, 2006
Registration No. 333-136652

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NaviSite, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2137343
(State or other jurisdiction of	(I. R. S. Employer
incorporation or organization)	Identification Number)
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Monique Cormier, Esq.
General Counsel and Secretary
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Thomas B. Rosedale, Esq.
BRL Law Group LLC
31 St. James Avenue
Boston, Massachusetts 02116
(617) 399-6931

Approximate date of commencement of proposed sale to the public: As soon as possible after the registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If the Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated August 31, 2006
PROSPECTUS
NaviSite, Inc.
3,514,933 Shares of Common Stock, $0.01 par value
per share

     This prospectus relates to resales from time to time of 3,514,933 shares of our Common Stock issuable upon exercise of warrants issued by the Company to the selling stockholders.
     All of the shares being offered by this prospectus are being offered by the selling stockholders named in this prospectus. This offering is not being underwritten. We will not receive any proceeds from the sale of the shares of our Common Stock in this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of such warrant, at $0.01 per share. The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares of Common Stock or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
     Our Common Stock is traded on the Nasdaq Capital Market under the symbol “NAVI”. On August 30, 2006, the closing sale price of our Common Stock on the Nasdaq Capital Market was $3.84 per share. You are urged to obtain current market quotations for our Common Stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

ABOUT THIS PROSPECTUS
     No person has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NaviSite or the selling stockholders. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to, or solicitation of, any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

PROSPECTUS SUMMARY
Our Business
     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors.”
Overview
     We provide IT hosting, outsourcing and professional services for mid- to large-sized organizations. Leveraging our technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our clients’ businesses. NaviSite provides services throughout the information technology lifecycle. The Company is dedicated to delivering quality services and meets rigorous standards, including SAS 70, Microsoft Gold, and Oracle Certified Partner certifications.
     We believe that by leveraging economies of scale utilizing our global delivery approach, industry best practices and process automation, our services enable our customers to achieve significant savings. In addition, we are able to leverage our application services platform, NaviViewtm, to enable software to be delivered on-demand over the Internet, providing an alternative delivery model to the traditional licensed software model. As the platform provider for an increasing number of independent software vendors, we enable solutions and services to a wider and growing customer base.
     Our services include:
Hosting Services
•	Managed services — Support provided for hardware and software located in a data center. Services include business continuity and disaster recovery, connectivity, content distribution, database administration and performance tuning, desktop support, hardware management, monitoring, network management, security management, server and operating system management and storage management.

•	Application management services — Defined services provided for specific packaged applications that are incremental to managed services. Services can include monitoring, diagnostics and problem resolution. Frequently sold as a follow-on to a professional services project.

•	Colocation — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

•	Software as a Service — Enablement of Software as a Service to the independent software vendor, or ISV, community.
Outsourcing Services
•	Planning Services — Services include IT assessment, enterprise architecture planning, Web strategy, performance assessment and tuning.

•	Development Services — Services include eBusiness/Web solutions, enterprise integration, business intelligence, content management and user interface design.

•	Management Services — Services include custom application management and remote infrastructure management.

Professional Services
•	For leading enterprise software applications, which are provided by companies such as Oracle, PeopleSoft, JD Edwards and Siebel Systems, NaviSite Professional Services helps organizations plan, implement, maintain, and optimize scalable, business-driven software solutions. Specific services include planning, implementation, maintenance, optimization and compliance services.
     We provide these services to a range of vertical industries, including financial services, healthcare and pharmaceutical, manufacturing and distribution, publishing, media and communications, business services, public sector and software, through our direct sales force and sales channel relationships.
     Our managed application services are facilitated by our proprietary NaviViewtm collaborative application management platform. Our NaviViewtm platform enables us to provide highly efficient, effective and customized management of enterprise applications and information technology. Comprised of a suite of third-party and proprietary products, NaviViewtm provides tools designed specifically to meet the needs of customers who outsource their IT needs. We also use this platform for electronic software distribution for software vendors and to enable software to be delivered on-demand over the Internet, providing an alternative delivery model to the traditional licensed software model.
     We believe that the combination of NaviViewtm with our physical infrastructure and technical staff gives us a unique ability to provision on-demand application services for software providers for use by their customers. NaviViewtm is application and operating platform neutral as its on-demand provisioning capability is not dependent on the individual software application. Designed to enable enterprise software applications to be provisioned and used as an on-demand solution, the NaviViewtm technology allows us to offer new solutions to our software vendors and new products to our current customers.
     We currently operate in 13 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they are able to disrupt our customers’ operations.
     We currently service approximately 910 hosted customers. Of these 910 customers, 21 were also active NaviSite professional services customers during the fourth quarter of fiscal year 2005. Our hosted customers typically enter into service agreements for a term of one to three years, which provide for monthly payment installments, providing us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals and terminations or expirations of agreements with existing customers.
     We were formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of Common Stock and remained a majority-owned subsidiary of CMGI until September 2002. In September 2002, ClearBlue Technologies, Inc., or CBT, and its subsidiaries became our majority stockholder upon CBT’s acquisition from CMGI and Hewlett-Packard Financial Services Company of all of their shares of our Common Stock then held, warrants to purchase our Common Stock and convertible promissory notes issued by us in exchange for shares of CBT common stock. In December 2002 and August 2003, CBT transferred shares of our Common Stock held by it to its stockholders, including the shares of our Common Stock currently held by Hewlett-Packard Financial Services Company. In connection with CBT’s August 2003 transfers to its stockholders of its remaining shares of our Common Stock, Atlantic Investors, LLC, the indirect majority stockholder of CBT, became our majority stockholder. As of August 30, 2006, Atlantic Investors owned approximately 59% of the issued and outstanding shares of our Common Stock, allowing it to have significant influence over our management and affairs and the outcome of any corporate action requiring stockholder approval.
     Our Common Stock now trades on the Nasdaq Capital Market under the trading symbol “NAVI”.
     Our principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and our telephone number is (978) 682-8300. Our website can be found at www.navisite.com. The information available on, or that can be accessed through, our website is not a part of this prospectus. Unless the context otherwise requires, the terms “NaviSite”, “the Company”, “we”, “us” and “our” refer to NaviSite, Inc.
The Offering

Common Stock offered by the selling stockholders	3,514,933 shares of Common Stock, $.01 par value per share (the “Common Stock”) issuable upon exercise of warrants issued by the Company to the selling stockholders.

Each warrant was issued in the transaction described below under “The Transaction.”

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering. Upon any exercise of either warrant by payment of cash, however, we will receive the exercise price of such warrant, which is $0.01 per share for an aggregate of 3,514,933 shares of Common Stock. To the extent we receive cash upon any exercise of either warrant, we expect to use that cash for general corporate and working capital purposes.

Nasdaq Capital Market symbol for the Common Stock	NAVI
All of the shares being offered by this prospectus are being offered by the selling stockholders listed herein under “Selling Stockholders” below. The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares or interests therein from time to time through public or private transactions at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated, as described in greater detail under “Plan of Distribution” below.
The Transaction
Credit and Guaranty Agreement
     On April 11, 2006 (the “Closing Date”), the Company entered into a Credit and Guaranty Agreement (the “Credit Agreement”) with certain of its subsidiaries, as guarantors, Silver Point Finance, LLC (“Silver Point”), as administrative agent and collateral agent, and certain lenders party thereto (collectively, the “Lenders”), whereby the Lenders provided to the Company a $70 million senior secured term loan facility (the “Term Loan”) and a $3 million senior secured revolving credit facility (the “Revolving Facility,” and together with the Term Loan, the “Credit Facility”).
Warrants to Purchase Company Stock
     On the Closing Date, and in connection with the Credit Facility, the Company issued a warrant to each of SPCP Group, L.L.C. and SPCP Group III, LLC (each a Delaware limited liability company and an affiliated entity of Silver Point) to purchase an aggregate of 3,514,933 shares of Common Stock (subject to adjustment) pursuant to a Warrant Purchase Agreement by and between the Company, SPCP Group, L.L.C. and SPCP Group III, LLC (the “Warrant Purchase Agreement”). SPCP Group, L.L.C. was issued a warrant to purchase 2,636,200 shares of Common Stock at an exercise price of $.01 per share (“Warrant No. 1”), and SPCP Group III, LLC was issued a warrant to purchase 878,733 shares of Common Stock at an exercise price of $.01 per share (“Warrant No. 2”, and together with Warrant No. 1, the “Warrants”). The Warrants are subject to potential weighted-average anti-dilution adjustments (with certain exceptions) to the purchase price for such events, including, but not limited to, the issuance of additional shares of common stock, extraordinary dividends and distributions, the issuance of options and convertible securities, except for such issuances pursuant to equity-based compensation plan for directors or employees, stock dividends or stock splits or the combination or consolidation of the outstanding shares of common stock, any of which could result in additional shares being issuable upon exercise of the Warrants. The Warrants expire on April 11, 2016.
     We are registering the shares of Common Stock covered by this prospectus in order to fulfill our contractual obligations to the selling stockholders contained in the Warrant Purchase Agreement. Registration of the shares of Common Stock covered by this prospectus does not necessarily mean that all or any portion of such shares will be offered for sale by the selling stockholder.
RISK FACTORS
          You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.
     We have a history of losses and may never achieve or sustain profitability and may not continue as a going concern. We have never been profitable and may never become profitable. Since our incorporation in 1998, we have experienced operating losses and negative cash flows for each annual period. As of April 30, 2006, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $466.8 million. During the fiscal quarter ended April 30, 2006, we had a net loss of approximately $3.4 million. The audit report from KPMG LLP, our independent registered public accounting firm, relating to our fiscal year 2005 financial statements contains KPMG’s opinion that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern. We anticipate that we will continue to incur net losses in the future. We also have significant fixed commitments, including with respect to real estate, bandwidth commitments and equipment leases. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations. If we are unable to reach and sustain profitability, we risk depleting our working capital balances and our business may not continue as a going concern.
     Our financing agreement with Silver Point includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business. As of April 30, 2006, we owed approximately $70.1 million under the Credit Agreement. The Credit Agreement:
•	restricts our ability to create, incur, assume, or guaranty additional indebtedness, excluding certain limited exemptions;

•	restricts our ability to create, incur, assume or permit to exist any lien on or security interest in, any of our assets, excluding certain limited exemptions;

•	restricts our ability to make investments including joint ventures, with certain limited exemptions;

•	requires that we meet financial covenants for fixed charges, leverage, adjusted EBITDA (as defined in the Credit Agreement), capital expenditures and minimum bookings;

•	restricts our ability to enter into any transaction of merger, consolidation or liquidation, excluding certain limited exemptions;

•	restricts our ability to enter into any transaction with any holder of more than 5% of any class of capital stock except in the ordinary course of business and on terms that are less favorable to us than those that might be obtained in a transaction with someone who is not a holder or an affiliate; and

•	restricts our ability to amend our organizational documents.
     If we breach the Credit Agreement, a default could result. A default, if not waived, could result in, among other things, our not being able to borrow additional amounts under the Credit Agreement. In addition, all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. The principal amounts of our Term Loan are to be repaid in consecutive quarterly installments of increasing amounts beginning on April 30, 2007, while interest-only payments are to be made in consecutive quarterly installments beginning in July 2006. All amounts due and outstanding under the Credit Agreement are due to be repaid in full by April 11, 2011. In addition, the Credit Agreement exposes us to interest rate fluctuations which could significantly increase the interest we pay the Lenders. We are required, under the Credit Agreement, to purchase interest rate protection which shall effectively limit the unadjusted LIBOR component of the interest costs of our loan with respect to not less than 70% of the principal amount at a rate of not more than 6.5% per annum. Had the Credit Agreement been outstanding for the full quarter, a hypothetical 100 basis point increase in our LIBOR rate would have resulted in an approximate $0.2 million increase in our interest expense for the three months ended April 30, 2006.
     A significant portion of our revenue comes from one customer and, if we lost this customer, it would have a significant adverse impact on our business results and cash flows. The New York State Department of Labor represented approximately 10% of our consolidated revenue for the nine months ended April 30, 2006. The New York State Department of Labor has multiple contracts with us and has been a long-term customer of ours, but we cannot assure you that we will be able to retain all of the contracts with this customer. We also cannot assure you that we will be able to maintain the same level of service to this customer or that our revenue from this customer will not significantly decline in future periods. On August 16, 2005, we entered into a new agreement with the New York State Department of Labor with a two year term which is set to expire on June 14, 2007. The New York State Department of Labor is not obligated under our new agreement to buy a minimum amount of services from us or designate us as its sole supplier of any particular service. Further, The New York State Department of Labor has the right to terminate the new agreement at any time by providing us with 60 days notice. If we were to lose this customer or suffer a material reduction in the revenue generated from this customer, it would have a significant adverse impact on our business results and cash flows.
     Atlantic Investors, LLC may have interests that conflict with the interests of our other stockholders and, as our majority stockholder, can prevent new and existing investors from influencing significant corporate decisions. Atlantic Investors, LLC owns approximately 59% of our outstanding Common Stock. Following the closing of the Credit Agreement on April 11, 2006, Atlantic Investors’ ownership was approximately 43% on a fully diluted basis. In addition, Atlantic Investors holds a promissory note in the principal amount of $3.0 million, the maturity date of which was extended, pursuant to an amended loan agreement dated April 11, 2006, to 90 days after the maturity date of the Credit Agreement. As of April 30, 2006, we had recorded accrued interest on this note in the amount of $0.7 million. Atlantic Investors has the power, acting alone, to elect a majority of our Board of Directors and has the ability to control our management and affairs and determine the outcome of any corporate action requiring stockholder approval. Regardless of how our other stockholders may vote, Atlantic Investors has the ability to control the election of directors and to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction. Under Delaware law, Atlantic Investors is able to exercise its voting power by written consent, without convening a meeting of the stockholders. Atlantic Investors’ ownership of a majority of our outstanding Common Stock may have the effect of delaying, deterring or preventing a change in control of us or discouraging a potential acquirer from attempting to obtain control of us, which could adversely affect the market price of our Common Stock.
     Members of our management group also have significant interests in Atlantic Investors, LLC, which may create conflicts of interest. Some of the members of our management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, the

Chairman of our Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors. As a result, these officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, which in turn may have interests that conflict with the interests of our other stockholders.
     Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings. In connection with the Credit Agreement, we issued warrants to Silver Point to purchase an aggregate of 3,514,933 shares of our Common Stock. If the warrants are exercised, Silver Point may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution.
     We may need to raise additional capital through various other equity or debt financings, and such capital may not be available on favorable terms or at all. Our stockholders will also experience dilution to the extent that additional shares of our Common Stock are issued in potential future acquisitions or financings.
     Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned. Since December 2002, we have acquired CBTM (accounted for as an “as if pooling”), Avasta, Conxion, selected assets of Interliant, all of the shares of ten wholly-owned subsidiaries of CBT (accounted for as an “as if pooling”) and substantially all of the assets and liabilities of Surebridge. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:
•	difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;

•	difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;

•	diversion of management’s attention in connection with both negotiating the acquisitions and integrating the businesses;

•	strain on managerial and operational resources as management tries to oversee larger operations;

•	inability to retain and motivate management and other key personnel of the acquired businesses;

•	exposure to unforeseen liabilities of acquired companies;

•	potential costly and time-consuming litigation, including stockholder lawsuits;

•	potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our Common Stock, or which may have a dilutive effect on our common stockholders;

•	the need to incur additional debt or use cash; and

•	the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.
     As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business. In addition, our limited operating history with our current structure resulting from recent acquisitions makes it very difficult for you and us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.
     A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline. Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers’ specifications or expectations could result in:
•	delayed or lost revenue;

•	requirements to provide additional services to a customer at reduced charges or no charge;

•	negative publicity about us, which could adversely affect our ability to attract or retain customers; and

•	claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.
     Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.
     Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers. Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their Web sites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3, Global Crossing and XO Communications, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.
     If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful. We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry- leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft, Micromuse and Oracle. Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.
     Our network infrastructure could fail, which would impair our ability to provide guaranteed levels of service and could result in significant operating losses. To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours per day, seven days per week without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:
•	require us to spend substantial amounts of money to replace equipment or facilities;

•	entitle customers to claim service credits or seek damages for losses under our service level guarantees;

•	cause customers to seek alternate providers; or

•	impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.
     Our dependence on third parties increases the risk that we will not be able to meet our customers’ needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers. Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems, F5 Networks, Microsoft and Oracle. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our ability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.
     We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems. A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer’s personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

     Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation. We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.
     We may be subject to legal claims in connection with the information disseminated through our network, which could divert management’s attention and require us to expend significant financial resources. We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management’s attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as “spamming,” can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.
     If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers. We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past two years, we have had significant reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event of future reductions or departures of employees, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.
     The unpredictability of our quarterly results may cause the trading price of our Common Stock to fluctuate or decline. Our quarterly operating results may vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:
•	a reduction of market demand and/or acceptance of our services;

•	an oversupply of data center space in the industry;

•	our ability to develop, market and introduce new services on a timely basis;

•	the length of the sales cycle for our services;

•	the timing and size of sales of our services, which depends on the budgets of our customers;

•	downward price adjustments by our competitors;

•	changes in the mix of services provided by our competitors;

•	technical difficulties or system downtime affecting the Internet or our hosting operations;

•	our ability to meet any increased technological demands of our customers; and

•	the amount and timing of costs related to our marketing efforts and service introductions.
     Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our Common Stock would likely decline.
     If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected. We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.
     If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail. The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which related to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed IT services.
     If we do not respond to rapid changes in the technology sector, we will lose customers. The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.
     The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability needed to capture increased market share or maintain market share. We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed IT services market.

     Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:
•	develop and expand their network infrastructure and service offerings more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily; or

•	devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.
     We may lack the financial and other resources, expertise or capability needed to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.
     Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets. We operate a data center in the United Kingdom. Revenue from our foreign operations accounted for approximately 3.9% of our total revenue during the nine months ended April 30, 2006. We recently expanded our operations to India, which has broadened our customer service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:
•	unexpected changes in regulatory, tax and political environments;

•	longer payment cycles and problems collecting accounts receivable;

•	geopolitical risks such as political and economic instability and the possibility of hostilities among countries or terrorism;

•	reduced protection of intellectual property rights;

•	fluctuations in currency exchange rates or imposition of restrictive currency controls;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	challenges in staffing and managing foreign operations;

•	employment laws and practices in foreign countries;

•	laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and

•	significant changes in immigration policies or difficulties in obtaining required immigration approvals.
     Any one or more of these factors could adversely affect our international operations and consequently, our business.
     We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities. It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.
     The price of our Common Stock has been volatile, and may continue to experience wide fluctuations. Since January 2005, our Common Stock has closed as low as $1.19 per share and as high as $5.45 per share. The trading price of our Common Stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this report. Fluctuations in the market price of our Common Stock may cause an investor in our Common Stock to lose some or all of his investment. In addition, should the market price of our Common Stock be below $1.00 per share for an extended period, or if we fail to satisfy any other Nasdaq continued listing requirement, Nasdaq may delist our Common Stock, which would have an adverse effect on the trading of our Common Stock. A delisting of our Common Stock from Nasdaq could materially reduce the liquidity of our Common Stock and result in a corresponding material reduction in the price of our Common Stock. In addition, a delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by suppliers, customers and employees.
     Anti-takeover provisions in our corporate documents may discourage or prevent a takeover. Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:
•	authorize the board to issue preferred stock without stockholder approval;

•	prohibit cumulative voting in the election of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by the selling stockholders of any shares of Common Stock covered by this prospectus. The selling stockholders will receive all of the proceeds from any sales of such shares. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of such shares; provided, however, that the Company shall reimburse the selling stockholders for the reasonable fees and disbursements of one law firm. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and filing fees, and fees and expenses of our counsel and our accountants.
     The shares of Common Stock covered by this prospectus, are, prior to their resale pursuant to this prospectus, issuable upon exercise of the Warrants. The exercise price for the purchase of Common Stock upon exercise of either Warrant may be paid by means of an exchange of such Warrant, shares of Common Stock and/or shares of Common Stock receivable upon exercise of such Warrant, each also known as a “cashless exercise.” However, the exercise price for the Warrants may also be paid in cash, in which case, we will receive such cash remitted in payment of the exercise price, which exercise price is $0.01 per share for 3,514,933 shares of Common Stock subject to the Warrants. To the extent we receive cash upon any exercise of either Warrant, we expect to use that cash for general corporate and working capital purposes.
SELLING STOCKHOLDERS
     The shares of Common Stock that may be offered for sale from time to time by the selling stockholders listed below consist of 3,514,933 shares of Common Stock that are issuable upon exercise of the Warrants by the selling stockholders.
     The actual number of shares of Common Stock covered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares of Common Stock that may become issuable pursuant to the antidilution provisions of the Warrants or may be issued as a result of stock splits, stock dividends, reclassifications, recapitalizations, combinations or similar events.
     Based on information provided to us by the selling stockholders, the following table sets forth certain information regarding the selling stockholders named below as of August 7, 2006, including: (i) the name of each selling stockholder, (ii) the number of shares of Common Stock beneficially owned by each selling stockholder, (iii) the maximum number of shares of Common Stock which the selling stockholders can sell pursuant to this prospectus, and (iv) the number and percentage of shares of Common Stock that the selling stockholders would own if they sold all of their shares which they may sell pursuant to this prospectus. The percentage ownership shown in the table is based on a total of 28,958,672 shares of Common Stock outstanding as of August 7, 2006. Unless otherwise indicated below, to our knowledge, each selling stockholder named in the table below has sole voting and investment power with respect to all shares of Common Stock shown below as beneficially owned by such stockholder. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholders named below.
     For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, shares of our Common Stock issuable under warrants that are currently exercisable, or exercisable within 60 days after August 7, 2006, are deemed outstanding and are included in the number of shares beneficially owned by a party named in the table and are used to compute the percentage ownership of that party.
     To our knowledge, none of the selling stockholders, nor any of their respective affiliates, has held any position or office or has had any material relationship with us or any of our predecessors or affiliates during the three years prior to the date of this prospectus other than being an existing lender to the Company and holder of the Warrants.

	Number of
	Shares of
	Common Stock		Shares of Common Stock
	Beneficially	Number of Shares of	Beneficially Owned After the
	Owned Prior to	Common Stock Being	Offering(3)
Names of Selling Stockholders	Offering	Offered	Number	Percent (%)
SPCP Group, L.L.C.	2,636,200 (1)	2,636,200	—	—

SPCP Group III, LLC	878,733 (2)	878,733	—	—

(1)	Includes 2,636,200 shares issuable upon exercise of Warrant No. 1. Silver Point Capital Management, LLC is the manager of SPCP Group, L.L.C. and by reason of such status may be deemed to be the beneficial owner of the securities held by SPCP Group, L.L.C. Messrs. Edward A. Mulé and Robert J. O’Shea each indirectly control Silver Point Capital Management, LLC and by virtue of such status may be deemed to be the beneficial owners of the securities held by SPCP Group, L.L.C.

(2)	Includes 878,733 shares issuable upon exercise of Warrant No. 2. Silver Point Capital Management, LLC is the manager of SPCP Group III, LLC and by reason of such status may be deemed to be the beneficial owner of the securities held by SPCP Group III, LLC. Messrs. Edward A. Mulé and Robert J. O’Shea each indirectly control Silver Point Capital Management, LLC and by virtue of such status may be deemed to be the beneficial owners of the securities held by SPCP Group III, LLC.

(3)	We do not know when or in what amounts selling stockholders may dispose of the shares or interests therein. The selling stockholders may choose not to dispose of any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares or interests therein pursuant to this offering, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
PLAN OF DISTRIBUTION
     We are registering 3,514,933 shares of Common Stock issuable upon exercise of the Warrants issued by the Company in connection with the Credit Facility on behalf of the selling stockholders for sale from time to time by the selling stockholders for their own accounts. We will not receive any proceeds from the sale of such shares of Common Stock by the selling stockholders.
     Persons who are pledgees, donees, transferees, or any successors in interest of the selling stockholders who receive the shares of Common Stock covered by this prospectus from a selling stockholder as a gift, pledge, distribution or other non-sale related transfer after the date of this prospectus may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus. From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of Common Stock covered by this prospectus that are owned by them. The pledgees, secured parties or persons to whom such shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it makes such non-sale related transfer or upon such a foreclosure. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

     The selling stockholders may sell the Common Stock being offered hereby in one or more of the following ways at various times:
•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.
     The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales by selling stockholders may be effected on the Nasdaq Capital Market, any other stock exchange or automated interdealer quotation system on which the securities are listed or in the over-the-counter market. The shares offered by each selling stockholder may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Each selling stockholder may sell the securities by one or more of the following methods, without limitation:
•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	sales “at the market” to or through market makers or into an existing market for the securities;

•	privately negotiated transactions;

•	through the issuance of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options on the securities, whether the derivative securities are listed on an exchange;

•	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	through other means.
     The selling stockholders may engage brokers and dealers, and any such brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of Common Stock covered by this prospectus. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share. If the broker-dealer is unable to sell the shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

     In addition to selling its Common Stock under this prospectus, the selling shareholders may transfer its Common Stock in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer, or by any other legally available means.
     The selling stockholders may be, and any underwriters, brokers, dealers or agents that participate in the distribution of the shares are, deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.
     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may itself sell Common Stock short and redeliver such shares to close out its short positions. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.
     The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
     We cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby. We will supply the selling stockholders and any stock exchange upon which the shares are listed with reasonable quantities of copies of this prospectus. To the extent required by the Securities Act in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth:
•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).
     If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.
     The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the

Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares; provided, however, that the Company shall reimburse the selling stockholders for the reasonable fees and disbursements of one law firm. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, all national shares exchange or automated quotation system application and filing fees, blue sky registration and filing fees, and fees and expenses of our counsel and our accountants.
     Pursuant to the Warrant Purchase Agreement, we agreed to use our best efforts to keep the registration statement of which this prospectus forms a part continuously effective under the Securities Act for a period of three years after the date this registration statement is declared effective or such shorter period that will terminate when the distribution of all of the Common Stock registered by this registration statement has been completed or the first date on which there shall cease to be any Common Stock covered by this registration statement. The period in which we are obligated to keep the registration statement effective, however, will be extended on a day-to-day basis for any delay during such period that the selling stockholders are unable to sell shares due to any delay imposed by us on the sale of the shares in accordance with the terms of the Warrant Purchase Agreement.
     Computershare Investor Services serves as transfer agent and registrar for our Common Stock.
LEGAL MATTERS
     The validity of the shares offered hereby has been passed upon by BRL Law Group LLC.
EXPERTS
     The consolidated financial statements and financial statement schedule of NaviSite, Inc. as of July 31, 2005 and July 31, 2004, and for each of the years in the three-year period ended July 31, 2005, have been incorporated by reference in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the July 31, 2005 consolidated financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses from operations since inception and has an accumulated deficit, as well as other factors, that raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding our company. The address of this website is http://www.sec.gov.
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our Common Stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Securities and Exchange Commission requires us to “incorporate by reference” into this prospectus certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate herein by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate herein by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:
(1)	Our Annual Report on Form 10-K for the fiscal year ended July 31, 2005;

(2)	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 2005, January 1, 2006 and April 30, 2006;

(3)	Our Current Reports on Form 8-K dated July 29, 2005 (filed on August 3, 2005), August 16, 2005, September 27, 2005 and October 25, 2005, our Current Report on Form 8-K/A dated October 26, 2005, our Current Reports on Form 8-K dated December 12, 2005, January 31, 2006 (filed on March 10, 2006), March 13, 2006, March 20, 2006, April 6, 2006, April 6, 2006 and April 11, 2006, our Current Report on Form 8-K/A dated April 11, 2006 (filed on May 3, 2006), our Current Report on Form 8-K dated May 30, 2006 and our Current Report on Form 8-K/A dated May 30, 2006;

(4)	The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 8, 1999, including any amendments or reports filed for the purpose of updating that description; and

(5)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.
     You may request, orally or in writing, a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by contacting our executive offices at the following address:
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
Attention: Chief Financial Officer
(978) 682-8300
     You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.
     Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company (except any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

Item	Amount
Filing Fee — Securities and Exchange Commission	$1,407
Legal fees and expenses	7,500
Accounting fees and expenses	12,500
Miscellaneous fees and expenses	3,593
Total	$25,000
Item 15. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant, except to the extent approved by a court.
     The Registrant’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (inducing attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless and only to the extent that the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (inducing attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful; provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.
     Article NINTH provides that the Registrant shall have the power to purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee, or agent of the Registrant, or another corporation, partnership, joint venture, trust, or other enterprise, against any expense, liability or loss incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. In addition, the Registrant’s Certificate of Incorporation provides that the indemnification provided therein is not exclusive and provides that the Registrant may enter into agreements with officers and directors providing for indemnification rights and procedures different from those set forth in the Registrant’s Certificate of Incorporation.
     As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.
     The Registrant has obtained directors’ and officers’ liability insurance which would insure the directors and officers of the Registrant against damages arising from certain kinds of claims which might be made against them based upon their negligent acts or omissions while acting in their respective capacities as directors or officers. The Registrant has entered into agreements with each of its directors and executive officers affirming the Registrant’s obligation to indemnify them to the fullest extent permitted by law and providing various other protections.
     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article EIGHTH of the Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.
Item 16. (a) Exhibits

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).

4.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

4.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

4.4	Amended and Restated Bylaws are incorporated herein by reference to Exhibits to the

Exhibit
Number	Description of Document
Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).

4.5	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/A (File No. 333-83501).

*5.1	Opinion of BRL Law Group LLC.

10.1	Credit and Guaranty Agreement, dated as of April 11, 2006, by and among the Registrant, certain subsidiaries of the Registrant, Silver Point Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.2	Amendment No. 1 to Credit and Guaranty Agreement, dated as of June 2, 2006, by and among the Registrant, certain subsidiaries of the Registrant, Silver Point Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.3	Warrant Purchase Agreement, dated as of April 11, 2006, by and among the Registrant, SPCP Group, L.L.C. and SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.4	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group, L.L.C. is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.5	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

23.1	Consent of KPMG LLP.

*23.2	Consent of BRL Law Group LLC (included in Exhibit 5.1).

*24.1	Power of Attorney (included on signature page to this Registration Statement).

*	Previously filed.
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events, arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
PROVIDED, HOWEVER, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover and Commonwealth of Massachusetts on the 31st day of August 2006.

NaviSite, Inc.

By:	/s/ John J. Gavin, Jr. John J. Gavin, Jr.
Chief Financial Officer
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ * Arthur P. Becker	Chief Executive Officer, President and Director (Principal Executive Officer)	August 31, 2006

/s/ John J. Gavin, Jr. John J. Gavin, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	August 31, 2006

/s/ * Andrew Ruhan	Chairman of the Board of Directors	August 31, 2006

/s/ * James H. Dennedy	Director	August 31, 2006

/s/ * Thomas R. Evans	Director	August 31, 2006

/s/ * Gabriel Ruhan	Director	August 31, 2006

/s/ * Larry W. Schwartz	Director	August 31, 2006

*By:	/s/ John J. Gavin, Jr.	Attorney-in-Fact	August 31, 2006

John J. Gavin, Jr.

EXHIBIT INDEX

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).

4.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

4.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

4.4	Amended and Restated Bylaws are incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).

4.5	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/A (File No. 333-83501).

*5.1	Opinion of BRL Law Group LLC.

10.1	Credit and Guaranty Agreement, dated as of April 11, 2006, by and among the Registrant, certain subsidiaries of the Registrant, Silver Point Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.2	Amendment No. 1 to Credit and Guaranty Agreement, dated as of June 2, 2006, by and among the Registrant, certain subsidiaries of the Registrant, Silver Point Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.3	Warrant Purchase Agreement, dated as of April 11, 2006, by and among the Registrant, SPCP Group, L.L.C. and SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.4	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group, L.L.C. is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

10.5	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

23.1	Consent of KPMG LLP.

*23.2	Consent of BRL Law Group LLC (included in Exhibit 5.1).

*24.1	Power of Attorney (included on signature page to this Registration Statement).

*	Previously filed